Exhibit 2.s.3

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

(Dollars in Thousands, Except Ratios)

	Three Months Ended December 31,	For the Year Ended September 30,
	2014	2014	2013	2012	2011	2010
Net investment income	$3,691	$18,368	$18,386	$19,044	$18,412	$17,759
add: fixed charges and mandatorily redeemable preferred distributions	2,009	7,213	7,137	8,108	4,096	5,880
less: mandatorily redeemable preferred distributions	(1,029)	(3,338)	(2,744)	(2,491)	—	—

Net earnings	$4,671	$22,243	$22,779	$24,661	$22,508	$23,639

Fixed charges and mandatorily redeemable preferred distributions:
Interest expense	$678	$2,628	$3,182	$4,374	$2,676	$4,390
Amortization of deferred financing fees	302	1,247	1,211	1,243	1,420	1,490
Mandatorily redeemable preferred distributions	1,029	3,338	2,744	2,491	—	—

Total fixed charges and mandatorily redeemable preferred distributions	$2,009	$7,213	$7,137	$8,108	$4,096	$5,880

Ratio of net earnings to combined fixed charges and mandatorily redeemable preferred distributions	2.3x	3.1x	3.2x	3.0x	5.5x	4.0x

The calculation of the ratio of net earnings to combined fixed charges and mandatorily redeemable preferred distributions is above. “Net earnings” consist of net investment income before fixed charges. “Fixed charges” consist of interest expense and amortization of deferred financing fees.